Exhibit 21.1

SUBSIDIARIES OF RIMAGE CORPORATION

Name	Jurisdiction of Incorporation	Percent Owned

Rimage Europe GmbH	Germany	100.0%

Rimage Japan Co., Ltd.	Japan	100.0%

Cedar Technologies, Inc.	Minnesota	100.0%

Media Systems Technology, Inc. (Inactive)	California	86.8%